Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Fourth Quarter and Full Year 2015 Financial Results and Provides a Corporate Update

- Company to Host Conference Call and Webcast Today at 8:30 a.m. ET -

REHOVOT, Israel – March 31, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the fourth quarter and 2015 fiscal year ended December 31, 2015.

“In the past year, we made solid progress advancing our lead product candidates ND0612L and ND0612H for the treatment of moderate to severe Parkinson’s disease, including the start of a multicenter international phase II clinical study of ND0612H, the first efficacy trial of our high dose product intended for severe Parkinson’s patients, this past December. We remain on track to initiate our long-term safety follow-up study of ND0612L and H and announce topline results of our pharmacokinetic pilot dose finding study of ND0612H in the second quarter of 2016, and commence our phase III trial with ND0612L around mid-2016. We are encouraged by the progress of our phase II clinical study of ND0612H, which underscores our strong belief that continuous, subcutaneous delivery of levodopa/carbidopa (LD/DC) should provide a less invasive treatment alternative for advanced Parkinson’s patients and offer a more effective standard of care to treat this debilitating disease. Finally, given our strong cash position, we continue to be well positioned to advance our product pipeline and reach our clinical and regulatory milestones through mid-2018,” said Oded Lieberman, PhD, CEO of NeuroDerm.

Recent Highlights

Start of Patient Enrollment in Phase II Trial of ND0612H for Advanced Parkinson’s Disease

On December 30, 2015, the Company announced the start of patient enrollment in the first efficacy trial of ND0612H, the company’s continuously administered subcutaneous levodopa/carbidopa solution. This 28-day multicenter, parallel-group, rater-blinded, randomized pilot phase II study (designated 006) will investigate the efficacy, safety, tolerability and pharmacokinetics of two dosing regimens of ND0612H and compare them to the baseline oral standard of care. This treatment is intended to be an alternative to current treatments for patients with advanced Parkinson’s disease that require surgical intervention.

Upcoming Milestones

The currently anticipated timelines for the ongoing and upcoming clinical trials are as follows:

ND0612L & H

•	Long-term safety follow-up trial (Israel-EU-U.S.) (012 trial): initiation expected in the second quarter of 2016

ND0612H

•	Pharmacokinetic (PK) pilot dose finding study (EU) (005 trial): ongoing; topline results expected in the second quarter of 2016

ND0612L

•	Phase III pivotal efficacy trial (007 trial): initiation expected mid-year 2016

Financial Results for the Quarter Ended December 31, 2015

Research and development expenses, net were $4.1 million in the three months ended December 31, 2015 compared to $3.4 million in the same period in 2014. The increase was primarily due to an increase in subcontractors, mainly from clinical studies and production costs related to our product candidates, partially offset by a decrease in share-based compensation expenses.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

General and administrative expenses were $2.0 million in the three months ended December 31, 2015 compared to $2.8 million in the same period in 2014. The decrease was primarily due to a decrease in share-based compensation expenses.

The Company reported a net loss of $6.7 million in the three months ended December 31, 2015 compared to $20.3 million for the same period in 2014. The decrease in net loss was primarily due a decrease of $13.5 million in financial expenses, net, mainly from non-cash financial expenses for the three months ended December 31, 2014 related to the fair value of the Company’s convertible loans, embedded derivatives and financial instruments which were converted into ordinary shares prior to the Company’s initial public offering in the fourth quarter of 2014.

Financial Results for the Fiscal Year Ended December 31, 2015

Research and development expenses, net were $12.8 million for the year ended December 31, 2015 compared to $8.1 million in the same period in 2014. The increase was primarily due to an increase in materials and subcontractors, mainly related to clinical studies and production costs related to our product candidates.

General and administrative expenses were $5.2 million for the year ended December 31, 2015 compared to $5.3 million in the same period in 2014. The decrease was mainly due to a decrease in professional services, related to the completion of our IPO in 2014.

The Company had financial income, net of $2.4 million for the year ended December 31, 2015 compared to financial expenses, net of $16.5 million for the year ended December 31, 2014. In 2014, we had non-cash financial expenses, net related to the fair value of our convertible loans, embedded derivatives and financial instruments which were converted into ordinary shares prior to the Company’s initial public offering in the fourth quarter of 2014.

The Company reported a net loss of $15.6 million for the year ended December 31, 2015 compared to $29.9 million for the same period in 2014. The reduction in net loss was driven primarily by the decrease in non-cash financial expenses described above, partially offset by an increase in research and development expenses, net.

As of December 31, 2015, the Company had cash and cash equivalents and short-term bank deposits totaling $99.8 million.

The Company is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. As of December 31, 2015, the Company had an accumulated deficit of $148.2 million and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

Form 20-F Filing

NeuroDerm has filed its annual report on Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission ("SEC"). The report, which contains its audited financial statements, can be accessed on the SEC's website at http://www.sec.gov as well as via the Company's investor relations website at http://ir.neuroderm.com. The Company will deliver a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request to roy@neuroderm.com.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the Company’s fourth quarter and fiscal year 2015 financial results. Individuals can access the webcast in the Events and Presentations section of the Company’s website, by clicking here, or by dialing 877-538-9093 (U.S.) or 281-973-6262 (outside of the U.S.). The passcode is 75863132. A webcast will be archived on the website.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share and per share data)

	December 31,
Assets:	2014	2015

Current Assets:
Cash and cash equivalents	$43,238	$84,735
Short-term bank deposits	-	15,103
Prepaid expenses and receivables	506	625
	43,744	100,463
Non-Current Assets:
Restricted bank deposit	50	104
Long-term prepaid expenses	-	149
Property, plant and equipment, net	120	152
	170	405
Total Assets	$43,914	$100,868

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share and per share data)

	December 31,
Liabilities and Shareholders’ Equity:	2014	2015

Liabilities:

Current Liabilities:
Accounts payable:
Trade	$54	$592
Other	3,354	3,176
	3,408	3,768
Shareholders payable	1,037	44
	4,445	3,812
Commitments, Contingent Liabilities and Pledges

Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2014 and 2015, issued and outstanding –16,996,960 and 21,609,787 shares at December 31, 2014 and 2015, respectively	25	37
Additional paid-in capital	167,281	239,293
Share-based compensation capital reserve	5,091	8,004
Accumulated deficit	(132,629)	(148,238)
Foreign currency translation differences	(299)	(2,040)
Total Shareholders' Equity	39,469	97,056
Total Liabilities And Shareholders' Equity	$43,914	$100,868

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Year ended December 31,		Three months ended December 31, (Unaudited)
	2014	2015	2014	2015

Operating expenses:
Research and development	$8,992	$13,715	$3,507	$4,310
Participation in research and development	(927)	(908)	(84)	(183)
Research and development, net	8,065	12,807	3,423	4,127
General and administrative	5,316	5,163	2,764	2,038
Operating loss	13,381	17,970	6,187	6,165
Financial income	9,601	2,379	9,310	124
Financial expenses	26,084	18	23,422	689
Financial expenses (income), net	16,483	(2,361)	14,112	565
Net loss	29,864	15,609	20,299	6,730
Other comprehensive loss (income) -
Items that will not be reclassified
to profit or loss -
Foreign currency translation differences	(1,420)	1,741	(860)	(569)
Total comprehensive loss	$28,444	$17,350	$19,439	$6,161
Basic and diluted loss per ordinary share	$12.97	$0.82	$2.55	$0.31

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31, (Unaudited)
	2014	2015	2014	2015
Cash Flows From Operating Activities:
Net loss	$(29,864)	$(15,609)	$(20,299)	$(6,730)
Adjustments in respect of:
Depreciation	43	44	16	12
Capital loss	12	-	-	-
Interest and exchange differences of convertible loans	*	-	*	-
Changes in fair value of embedded derivatives	905	-	226	-
Changes in fair value of warrants	1,794	-	1,909	-
Fair value income on convertible loan designated at fair value through profit or loss	(8,699)	-	(9,767)	-
Day 1 loss recognition	23,302	-	23,302	-
Issuance costs in respect of convertible loans and warrants issued and exercise of warrants	116	-	14	-
Share-based compensation to employees and service providers	4,316	2,913	4,270	1,046
Interest and exchange differences on bank deposits and restricted bank deposits	-	296	*	49
Exchange differences in respect of cash and cash equivalents	(891)	(2,184)	(715)	623
	20,898	1,069	19,255	1,730
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables (including non-current portion)	(29)	(271)	(135)	9
Increase (decrease) in accounts payable:
Trade	40	540	(148)	(379)
Other	975	(167)	(1,361)	740
Payment of shareholders' interest payable		(993)	-	-
	986	(891)	(1,644)	370
Net cash used in operating activities	(7,980)	(15,431)	(2,688)	(4,630)
Cash flows from investing activities:
Purchase of property, plant and equipment	(120)	(73)	-	(18)
Sale of property, plant and equipment	3	-	-	-
Investment in short-term bank deposits	-	(23,510)	-	-
Proceeds from short-term bank deposits	-	8,545	-	-
Restricted bank deposits, net	(50)	(54)	3	(54)
Net cash provided by (used in) investing activities	(167)	(15,092)	3	(72)
Cash flows from financing activities:
Issuance of ordinary share, net of issuance costs	40,729	71,902	40,729	-
Proceeds from exercise of options granted to employees	-	122	-	76
Convertible loans and warrants issued, net of issuance costs	7,717	-	-	-
Exercise of warrants, net of issuance costs	784	-	784	-
Net cash provided from financing activities	49,230	72,024	41,513	76
Increase (decrease) in cash and cash equivalents	41,083	41,501	38,828	(4,626)
Balance of cash and cash equivalents at beginning of period	2,435	43,238	4,508	89,482
Foreign currency translation differences
in respect of cash and cash equivalents	(1,171)	(2,188)	(813)	502
Exchange differences in respect of cash and cash equivalents	891	2,184	715	(623)
Balance of cash and cash equivalents at end of period	$43,238	$84,735	$43,238	84,735
Supplementary information:
Interest received from cash and cash equivalents and bank deposits	$2	$164	$2	$65
Financing activities not involving cash flows -
Conversion of Convertible Loans	$27,765	-	$27,765	-

* Represents amount less than $1 thousand.

# # #

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Contact:

Oded S. Lieberman, PhD MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762